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SAP - SAP AG ACQUISITION OF RETEK CONFERENCE CALL

Event Date/Time: Feb. 28. 2005 / 10:00AM ET

PRESENTATION

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OPERATOR

Welcome to today's SAP call. This call is being recorded. Today's call is being hosted by Werner Brandt, CFO of SAP AG, Leo Apotheker, President Global Field Operations and member of the executive board of SAP AG and Marty Leestma, President and CEO of Retek. I will now turn the call over to Stephan Gruber. Please go ahead sir.

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STEPHAN GRUBER - SAP - INVESTOR RELATIONS

Good morning or good afternoon. This is Stephan Gruber, head of Investor Relations, SAP AG. Thank you for joining us today to discuss the announcement, SAP Strengthens Global Retail Industry Leadership With the Acquisition of Retek. I am joined by Werner Brandt, CFO of SAP, Leo Apotheker, our President Global Field Operations and member of the executive board, as well as Marty Leestma, President and CEO of Retek.

Before we begin the call, I will read a few preliminary legal notices. Stockholders of Retek are strongly encouraged to read the tender offer statement on Schedule TO, to be filed by SAP America and its subsidiary when it becomes available, because it will contain important information about the tender offer. Stockholders of Retek are strongly encouraged to read the solicitation recommendation statement on Schedule 14D9, to be filed by Retek when it becomes available, because it will contain important information about the tender offer. Investors may obtain the tender offer statement on Schedule TO with solicitation recommendation statement on Schedule 14D9 and other documents by the SEC for free at the SEC's website [www.sec.gov].

Materials filed by SAP America may be obtained for free at SAPs website and materials filed by Retek may be obtained for free at Retek's website. Please note that any statements made during this call that are not historical facts are forward looking statements as defined in the U.S. Private Securities Litigation Report Act of 1995. Words such as believe, estimate, intent, may, will, expect and project and similar expressions as they relate to the company are intended to identify such forward looking statement. SAP undertakes no obligation to publicly update or revise any forward looking statements. All forward looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAPs future financial results are discussed more fully in the SAP filing with the U.S. Securities and Exchange Commission, including the company's most recent Annual Report on Form 20F filed with the SEC. Participants are cautioned not to place undo reliance on these forward-looking statements which speak only as of their date.

Before turning it over to our speakers, let me say that we will be keeping the conference call to about 20 to 30 minutes, and let me now turn it over to Leo Apotheker.

Leo Apotheker: Thank you very much Stephan and welcome everyone. As most of you will have already seen this morning, we are pleased to announce that SAP has agreed to make a cash tender offer for all outstanding shares of Retek at $8.50 per share. In a few minutes, Werner will give you more specific details on the offer, but I first wanted to review some things - our rationale for the deal, SAPs solution for the retail space, and the prospects for the retail industry.


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As you know, our ability to act as a strategic partner to our customers is unrivaled. We are an absolutely customer centered company and as such, we offer industry specific technology solutions. We have been building our retail presence for a long time and we have been quite successful in building a retail solution. Companies such as The Body Shop, Limited Brands, MetroMicros, Office Max, J. Crew and JoAnn stores recognize this and uses SAP software to manage many aspects of the business, including finance, retail operations, and global supply networks.

At the proposed acquisition of Retek we expect to benefit from an accelerated time to market for some solution areas, increased industry leadership in the form of customers and additional retail industry knowledge. Both companies share similar customer focused culture, and Retek also brings an impressive base of customers: Best Buy, Gap, Office Depot, Costco, Sainsbury, and Armani, to name just a few. With Retek we are buying a company with almost twenty years of retail industry knowledge. That knowledge, combined with SAPs existing retail expertise, SAPs long experience in industry knowledge, our ability to build better software leveraging, our net legal platform and our top quality maintenance and product support will provide the most comprehensive offering to the retail industry from the point-of-sale through the entire retail supply chain.

The acquisition of Retek allows SAP to offer full end-to-end support for retail customers. There are complimentary features from Retek's solution portfolio that will make the combined companies solution offering much more robust and unique for the retail industry. Therefore, we expect to offer a higher quality product that should enable us to both increase penetration into the current customer base and help grow our retail customer base through new customers, without majority retail companies are currently using in-house developed software. In fact, we believe that approximately 60% of retail companies build retail solutions on their own, with only 40% of retail companies purchasing a meaningful amount of packaged software from companies such as Retek, SAP and other software venders. Therefore, there are tremendous growth opportunities for us, if we can better penetrate that 60% of companies who currently utilize in-house development.

With the acquisition of Retek, SAP will have the valuable additional assets at hand to accelerate sales opportunities globally and strengthen our industry expertise in order to catch up with typically SAP strong industries like consumer products, utilities or chemicals. But most retailers are currently relying on in-house developed solutions. The retail industry is gearing up a complete technological upgrade at all points from the cash registers to the warehouses through to their suppliers. As we are entering a new phase of standard software adoption in the retail industry, companies are showing increased interest in establishing an IT strategy that supports end-to-end business processes based on a robust and open technology foundation. This acquisition offers the opportunity to enhance our solution portfolio with additional industry offerings and expertise from Retek, as well as by integrating the combined offering on our open technology platform, SAP Netweaver. The combined organization will provide unparalleled industry expertise and solutions for retailers and it offers the industry a win-win technology roadmap. It is too early to discuss the specific integration roadmap. However, I would like us to stress that the open architectures at Retek's offering is built on making a smooth integration.

I would like now to turn the call over to Werner who will supply further specifics on the deal.

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WERNER BRANDT - SAP - CFO


Thank you Leo. The Retek transaction is a perfect demonstration of the type of deals that we are interested in executing. As we previously stated, we look to make acquisitions that improve industry functionality or technology, increase our speed to market, or ones that help us to enter new markets. This is an example of an acquisition that allows us to enhance industry functionality while accelerating our speed to market with an end-to-end retail product portfolio.

SAP America, Inc. has signed a definitive merger agreement with Retek and will shortly launch direct cash tender offer for all outstanding shares of Retek at $8.50 per share. This is a 42% premium to the Retek February 25th closing price. On a fully diluted basis, the value of the offer is approximately $9,496,000 U.S. dollars. The exaggerated (ph) value of the offer is approximately $394 million net of Retek's existing cash, cash equivalents and investments.

The minimum tender condition for our offer is a majority of the issued outstanding Retek share. Our other conditions include customary antitrust and regulatory approval. The offer is expected to commence within a week, and it is expected to expire in early April, unless extended. The Retek Board of Directors has approved the agreement and has unanimously recommended to Retek shareholders that they accept the offer.
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Following the close of the offer our primary focus will be to drive merger related revenue and cost synergies and to combine the Retek and SAP applications in order to construct a complete end-to-end solution for the retail sectors.

On the U.S. GAAP basis we expect the transaction to be diluted by mid single digit Euro cents per share for 2005. However, on a pro forma basis, which excludes stock based compensation, expenses and acquisition related charges, we expect the protection to be a accretive by 3 single digit euro cents per share for 2005.

I now would like to turn the call over to Marty.

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MARTY LEESTMA - RETEK - PRESIDENT & CEO

Thank you, Werner and good morning everyone. I am pleased to be with all of you this morning. Let me reiterate that we are excited about the opportunity to join the SAP family and the value that we believe this combination will bring to our customers, employees, and shareholders. The combination with SAP provides us with enormous resources, extensive application and integration technology experience in the global region scope to provide an unprecedented opportunity for the retail industry. We believe that SAPs offer is a significant opportunity for Retek shareholders providing a strong premium against the current trading price. And as a result, our Board of Directors has unanimously recommended that the shareholders accept the offer. Again, let me say how pleased we are to become part of the SAP family.

With that, Werner and Leo, I think we should open up the call to questions.

Q AND A

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OPERATOR

Thank you. [OPERATOR INSTRUCATIONS]. We take our first question from Gary Rollo of Morgan Stanley. Please go ahead.

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GARY ROLLO - MORGAN STANLEY - ANALYST

I am interested in understanding, I know Leo mentioned that it was a little early for the integration what not, but just to give us an understanding of the size and scale of the R&D resources that this combination of the two products might consume, and roughly over what type of period of time do you see the R&D resources being deployed to eventually create an end product?

Leo Apotheker: Well, let me maybe try to answer your question Gary, and it is really too soon to go into detail. We believe that the combination of the Retek solution and the SAPs solution will create a very strong offering for our retail customers. We have every intention of leveraging the resources of both companies to the best effect possible to achieve that objective as quickly as possible.

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GARY ROLLO - MORGAN STANLEY - ANALYST

Is there any sort of idea of the size of, or how long it will take? I do not want to put you on the spot, but just interested in getting a general view or a general feel on how many resources it would consume?

Leo Apotheker: We are looking at the integration issues as we speak, and it is too early to give you an answer on that.

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OPERATOR

We will take our next question from Rick Sherlund of Goldman Sachs. Please go ahead.

Rick Sherlund: You know, it sounds like from a product integration standpoint you are still kind of trying to sort that out and not willing to commit at this point. I wonder just sort of qualitatively, if you can talk a bit about, you know, the direction, what is the product going to road map to do a convergence, and also from a people standpoint, how will we sell this product. Will it be, you know, a combined sales force? How are you thinking about the people integration issues?

Leo Apotheker: Okay Rick, let me try to give you some, some proportion here. What we are physically doing right now of the product side is we are conducting a very thorough review of the
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product, and of course, growth-of-market related issues. As part of the integration planning process, we feel very good about this. We know that if we look at our offering and Retek's offering we can build a very strong joined product map that we will be able to announce to the market that will be rather impressive and it should give us a very strong competitive position in the retail industry.

From a growth-of-market organization, it is pretty obvious that is our very strong desire to retain the extensive industry expertise, sales expertise, marketing expertise, development expertise of Retek's management team and its employees. And, it is clearly a little bit too early to talk about specifics here as well. One of the reasons SAP was interested in Retek was, of course, an expertise of the management and the employees. We do hope that we will go to market in a very integrated way, and I am pretty confident that we will be able to announce this as well, sooner rather than later, but you should look forward to having an integrated, holistic portfolio of products and the same will go for the growth-of-market strategy.

Rick Sherlund: So, for a customer that is thinking of buying Retek now, the goal here would be to lay a roadmap out pretty quickly so you do not disrupt that business, and customers have pretty clear idea of what kind of migration path they are going to be looking at.

Leo Apotheker: We will, of course, come up with a product roadmap, we will describe to both SAPs and Retek customers how the situation will look and we hope to be capable to do this sooner rather than later.

OPERATOR

Our next question comes from Ariel Bauer of ABN AMRO. Please go ahead.

ARIEL BAUER - ABN AMRO - ANALYST

First of all, I think a few months ago you announced a partnership with IBM in retail and I was wondering what is going to happen to this? And secondly, you said that retail was a very high gross vertical for software, however when you look at consensus for Retek actual revenue projections are rather flat for the next year or so. So, how does that tie in with the comment of the high gross vertical code and how does that tie in with the comment of EPS question in '05.

Leo Apotheker: Okay, let me try to answer the IBM question and Werner and I will both answer your second question. Our partnership with IBM and Retek on retail is a very strong one and there is absolutely no reason to go and change anything there. I actually know that IBM supports this very strongly and both Retek and SAP look forward to continuing to enhance that relationship with IBM going forward.

As for your second question, and Werner will certainly give you the financial side of the equation, what we were saying is that there is a very fragmented market out there in the retail industry with many retailers still building their own in-house solutions. We strongly believe, and Retek shares the belief as well, that by combining our efforts we will have a much more compelling offer and benefit from the emerging trend in the retail industry to move away from in-house developed reputations, towards active software. And by having a best-in-class industry solution for retail, we believe that we can benefit from this very, very much. Werner?

WERNER BRANDT - SAP - CFO

And this is reflected in the financial model resulting in the statement regarding the EPS accretion dilution for 2005.

OPERATOR

Our next question comes from Cas Langon of Wachovia.

CAS LANGON - WACHOVIA - ANALYST

Congrats on the acquisition. A couple questions. One is it looks like Retek is based on the Oracle technology. If I am not mistaken, they are, they started out developing on the J -- the J developer toolkit. I am wondering if there are any plans to rewrite the technology based on the SAP OBE frame working, how much of a resource commitment that might take. And secondly, what percentage of the sales marketing and CM management at Retek does SAP plan to retain so as to, so as not disrupt any numbers and financial targets for the Retek operation in 2005?

MARTY LEESTMA - RETEK - PRESIDENT & CEO

Leo, you want me to take a crack at the first part?

Leo Apotheker: Yes, why don't you go ahead Marty?

MARTY LEESTMA - RETEK - PRESIDENT & CEO

Sure. This is Marty Leestma from Retek. Historically, if you go back, yes, we did have a very strong relationship around the Oracle set of products. More specifically, if you look across the last three to four years, the significant part of our development has been around, you know, open systems in JAVA. So, a lot of our newer offerings in the areas of point-of-sale, store inventory management, those areas are all under the open, open platform. So, the, the traditional stuff of Oracle yes, it is there, but we have invested a significant amount of money moving forward from that point on open and, you know, combining that with Net Weaver we do not think will be a significant task.



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Leo Apotheker: Thank you Marty, and as for your second question, as I said early on, it is our very strong desire to retain the extensive industry expertise that Retek has, both on its management team and its employees, so I can not go into all of the specifics at this moment in time, but it goes without saying that as this was a plan motivator we are very much interested in their skills and their expertise.

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KASH RANGAN - WACHOVIA - ANALYST

And then finally, are there any statistics on customer overlap Leo between the SAP retail customer base and the Retek customer base so as to gauge any obsolidity that you might have to sell other parts of the ERB Suite to the Retek customer base? That's it, thanks.

Leo Apotheker: Well, there are a few, not too many actually. What we do feel is that there are quite a lot of core selling opportunities in the very short term because the fact that we do not have too many overlaps. We also know what each one of our customers is using, and we feel that we can compliment that portfolio with the offerings of the combined entity.

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STEPHAN GRUBER - SAP - INVESTOR RELATIONS

Thank you, we will take another question please.

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OPERATOR

Our next question comes from Schacht of Chruvreux. Please go ahead.

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MICHAEL SCHACHT - CHEUVREUX - ANALYST

Yes, thank you very much. In the past you mainly made smaller acquisitions as functionalities to your product portfolios and can you elaborate a little bit on how far the size of the current acquisition is changing your strategy. Thank you.

Leo Apotheker: Well, as Werner already indicated earlier on, this is a perfect example of the type of acquisitions or type of peers that we would love to do in the future. We are looking at specific opportunities to strengthen either the technology side of the company or a vertical of the company. Retek fitted this perfectly and we are very happy that we were able to make this transaction. But, it is not, there is not a market share operation or customer buying operation, if you see what I am trying to say. So, we will continue to look at opportunities in the market and that is I think the best I can say about it right now.

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WERNER BRANDT - SAP - CFO

And, it is not a change in our strategy, it is perfectly as I described, a part of our strategy.

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MICHAEL SCHACHT - CHEUVREUX - ANALYST

So, you would not say that you are now looking at like larger acquisitions also in the area of $1 billion, which we would be more like a change to your strategy of smaller acquisitions between $10 and $30 million.

Leo Apotheker: No, clear no.

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STEPHAN GRUBER - SAP - INVESTOR RELATIONS

Thank you, I think we have time for one final question please.

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OPERATOR

Our final question comes from Knut Woller of HVB Group. Please go ahead.

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KNUT WOLLER - HVB GROUP - ANALYST

And just one question with regards to the Retek acquisition. We are focusing currently on the retail sector, but do you think you can leverage the Retek now to other verticals as well where you can reuse the knowledge and intellectual property of retail? Thanks.

Leo Apotheker: That is a good question. It is probably too early to say. Our primary focus is the retail industry in the framework of the Retek acquisition.

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STEPHAN GRUBER - SAP - INVESTOR RELATIONS

Okay, thank you very much to all of you for joining us on today's call and I will hand back to the operator.

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OPERATOR

Ladies and gentlemen that will conclude today's conference. Thank you for your participation. You may now disconnect.

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